Provident Energy Announces 2006 Year-end and Fourth Quarter Results And Provides 2007 Guidance

NEWS RELEASE NUMBER 04-07	March 7, 2007

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

2006 Highlights

•	Provident achieved record financial results again in 2006, generating cash flow of $433 million or $2.20 per unit, and a payout ratio of 66 percent. These excellent results in a volatile business environment illustrate the strength of Provident’s balanced portfolio strategy.

•	Full year Midstream EBITDA of $220 million caps an exceptional year for the Midstream business. Successful integration of the major NGL business acquisition that was completed late in 2005 enabled Midstream to take advantage of an excellent business environment in 2006.

•	Upstream production averaged 31,700 barrels of oil equivalent per day in 2006, reflecting strong operational performance.

•	Consolidated proved plus probable oil and gas reserves increased 14 percent to 153 million barrels of oil equivalent (boe). Provident’s upstream reserve life index (RLI) increased for the fourth consecutive year, reaching 12.4 years and reinforcing the sustainability of the Trust. With its long-life midstream assets factored in, Provident has a total economic life index of 18.3 years.

•	Through internal development and acquisition activity, Provident replaced 185 percent of total production, increasing total proved reserves to 118 million boe.

•	In a year of rising industry costs, Provident delivered competitive capital efficiency performance. Finding, development and acquisition (FD&A) costs including revisions and future development capital were $22.04 per boe of proved plus probable reserves, or $13.26 over a three-year average.

•	Provident executed on growth opportunities in all three business units in 2006.

o	The Trust’s largest upstream acquisition to date added high quality, long-life natural gas assets in the Canadian upstream business.
o	In the U.S., a highly successful initial public offering of BreitBurn Energy Partners L.P., a new master limited partnership, sets the stage for further growth.
o	Midstream completed a new rail offloading and storage terminal at the Redwater facility, strengthening that facility’s position as a service provider to the oil sands industry.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) reported 2006 cash flow from operations of $433 million ($2.20/unit) compared to $311 million ($1.95/unit) generated in 2005, an increase of 39 percent. Revenue generated for the year totaled $2.2 billion, an increase of 61 percent from $1.4 billion in 2005. Distributions declared totaled $283 million ($1.44/unit) compared to $231 million ($1.44/unit) for the same period in 2005, an increase of 23 percent. The payout ratio of cash flow from operations for 2006 was 66 percent compared to 74 percent for 2005.

“We had a stellar year in 2006,” said Provident President and Chief Executive Officer Tom Buchanan. “We delivered record financial results and an excellent return for our investors, even in spite of commodity price volatility, rising costs, and the announcement by the Canadian government of a proposed tax on distributions commencing in 2011. We see these results as evidence that our balanced portfolio strategy is delivering the intended long-term value and sustainability.”

Provident’s fourth quarter cash flow from operations was $123 million ($0.58/unit), an increase of 27 percent from $96 million ($0.57/unit) in the fourth quarter of 2005. Distributions declared in the fourth quarter were $76 million ($0.36/unit) compared to $63 million ($0.36/unit) in the same period of 2005. Provident’s fourth quarter payout ratio was 62 percent, down from 65 percent in the fourth quarter 2005.

Full year net earnings for 2006 were a record $141 million, up from $97 million in 2005. For the fourth quarter of 2006, Provident recorded a net loss of $26 million, compared to net earnings of $55 million in the fourth quarter of 2005. The decline in fourth quarter net earnings is due primarily to a $56 million change in unrealized loss on financial derivative instruments. Provident’s risk management program incorporates the use of financial derivative instruments, including commodity price hedges, to stabilize cash flow over time. Particularly in the Midstream business, Provident routinely enters into oil and gas futures contracts with effective periods of up to five years, to protect margins on the extraction, fractionation and sale of natural gas liquids (NGLs). Due to the accounting requirement to “mark to market” all unrealized gains and losses associated with future financial derivative instruments at a point in time and report these against current period income, Provident’s net earnings show substantial quarterly variation that is not necessarily related to current operations.

Business Unit Results

Provident has three business units, Canadian Oil and Gas Production (COGP), U.S. Oil and Gas Production (USOGP), and Midstream, together providing a portfolio of diversified investments across the energy value chain in Canada and the United States.

Canada Oil and Gas Production

Provident’s Canadian Oil and Gas Production (COGP) business unit produces and sells natural gas and oil from producing assets primarily in Alberta and southern Saskatchewan.

In 2006, COGP performed well operationally in an increasing cost environment. Success continued in Provident’s organic shallow gas play in Southwest Saskatchewan, and a major acquisition in Northwest Alberta strengthened the Canadian asset base.

The 2006 capital program of $70 million resulted in Southwest Saskatchewan adding approximately 1,800 barrels of oil equivalent per day (boed) of natural gas production by drilling 36 wells (gross). Successful joint venture projects in West Central Alberta, and recompletions and drilling in Southern Alberta, Southeast Saskatchewan and Lloydminster also added approximately 2,500 gross boed of production.

In August 2006, Provident acquired natural gas producing assets in the Rainbow and Peace River Arch areas of Northwest Alberta for $473 million. These new assets added 5,500 boed of production and 24 million boe of proved plus probable reserves, as well as 80,000 net acres of undeveloped land. COGP’s first 32-well winter drilling program in Northwest Alberta began ahead of schedule due to favourable weather conditions and was fully completed in early 2007. Testing, completions, and tie-ins are now underway.

COGP production averaged 24,000 boed in 2006 compared to 26,500 boed in 2005. Production was weighted 57 percent natural gas, 34 percent light/medium crude oil and NGLs, and nine percent conventional heavy oil. The lower production in 2006 is primarily due to a property disposition of 2,100 boed in September 2005. Natural declines were partially offset by drilling and optimization activities. For the fourth quarter of 2006, however, COGP production averaged 26,000 boed, an increase of 10 percent over the same period in 2005 as a result of the newly-acquired Northwest Alberta assets.

Operating costs for 2006 in COGP were $11.14 per boe for the full year, and $11.84 per boe in the fourth quarter. This is up from $9.86 per boe in 2005. The increase was due to industry-wide cost pressures in well servicing, maintenance, fluid hauling and fuel. Fourth quarter operating costs were also impacted by higher than expected costs for electricity. Field operating netbacks on COGP production were $24.88 per boe for the full year 2006 and $22.60 for the fourth quarter.

Financially, COGP generated $185 million of cash flow from operations, matching the $185 million generated in 2005. In the fourth quarter 2006, COGP generated $49 million cash flow from operations, down seven percent from $52 million in the same period in 2005. The slight decrease reflected the volatile commodity prices in the fourth quarter of 2006. West Texas Intermediate (WTI) crude oil prices dipped to an average of US$58.88 per bbl average for October, down from a high of US$74.41 per bbl average for July. Natural gas prices were even more volatile in the fourth quarter of 2006, with NYMEX Henry Hub natural gas reaching a low of US$4.25 per mmbtu in September, only to rebound to US$8.80 per mmbtu in the latter part of November.

U.S. Oil and Gas Production

Provident’s USOGP business unit produces and sells primarily light sweet crude oil from basins in Southern California and Wyoming. Following the launch of a new publicly-traded master limited partnership (MLP) in October 2006, Provident’s USOGP business unit now consists of two entities. BreitBurn Energy Partners L.P. (NASDAQ-BBEP) is the new MLP, of which Provident owns approximately 66 percent. Those assets which were not included in the MLP remain in the pre-existing 96 percent-owned, privately-held subsidiary, BreitBurn Energy Company L.P. (BreitBurn). Provident will continue to consolidate all production, financial and reserves results from both entities in the USOGP business unit, as required under both Canadian and U.S. generally accepted accounting principles (GAAP) (see the Management’s Discussion & Analysis for details).

USOGP had a milestone year in 2006. The completion of the initial public offering of 6,900,000 units of the MLP in October is significant in terms of increasing access to U.S. markets, lowering the cost of capital in the U.S., and enabling direct investment by Americans in U.S. properties. Trading on NASDAQ, BBEP closed the year at US$24.10 per unit, up from the initial offering price of US$18.50 per unit. The market value of the MLP has continued to increase, closing at $27.32 on March 6, 2007.

The MLP now operates mature, stable producing assets in the Los Angeles basin and the Big Horn and Wind River basins of Wyoming. Assets with further growth potential, specifically at Orcutt and West Pico, will be retained in the pre-existing company. The MLP will have first right of offer on any assets that BreitBurn may decide to sell as additional reserves are developed. With its attractive cost of capital, the MLP is well positioned to be Provident’s primary acquisition vehicle for further upstream growth in the United States. Early in 2007, the MLP moved ahead with its growth strategy, making a small initial acquisition of long-life assets in the Permian Basin of West Texas for US$29 million.

USOGP generated cash flow from operations of $63 million in 2006, an increase of five percent over the $60 million generated in 2005. Fourth quarter cash flow from operations was $14 million, a decrease of 15 percent from the fourth quarter of 2005. The decrease was due primarily to higher general and administrative costs in 2006 driven by increased compliance costs (including the Sarbanes-Oxley Act), increased staffing levels and increased legal costs related to the initial public offering of the MLP.

Production from USOGP averaged 7,700 boed for 2006, up six percent from 7,300 boed in 2005 and was weighted 95 percent light/medium crude oil and five percent natural gas. Fourth quarter 2006 production was 7,800 boed, of which 4,600 boed was produced by the MLP.

USOGP operating costs were $18.45 per boe for the full year 2006, up from $14.82 per boe in 2005, and reached $21.74 per boe in the fourth quarter of 2006, compared with $16.49 per boe for the same quarter in 2005. Much of the U.S. production is in urban areas, and there were sharp increases for utilities and services costs in 2006. Also, the business unit returned some higher-cost wells to production to take advantage of strong crude oil prices. Netbacks remain strong in the U.S., however, averaging $37.56 per boe for the full year 2006, and $28.67 per boe for the fourth quarter.

In 2006, internal development projects achieved stable production and strong reserve replacement. The U.S. business saw particularly good results in Wyoming, where drilling and optimization projects on 27 wells added over 500 boed of production, exceeding expectations. The natural decline rates for Provident’s USOGP assets are low, at an average of approximately nine percent per year. USOGP spent a total of $54 million in capital expenditures in 2006.

In the Orcutt field in California’s Santa Maria basin, BreitBurn launched a heavy oil thermal recovery project. Work began on drilling eight wells for delineation and two commercial well pods, each containing 15 wells at a cost of $15 million. Test results have been encouraging. The regulatory approval process is nearing completion, and production is expected to begin late in 2007, with full production of 1,500 to 1,800 bpd to be reached by 2009.

Midstream

Provident’s Midstream business unit participates in all elements of the natural gas liquids (NGL) value chain, including extraction of NGLs from natural gas, transportation, fractionation of blended NGLs into products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products. Provident is the second largest integrated NGL player in Canada, and is one of two Canadian companies with ownership in a west-to-east NGL system.

Midstream had an outstanding year in 2006, driven by an exceptionally strong midstream business environment through most of the year. The successful integration of the major NGL business acquisition that Provident completed at the end of 2005 also contributed to the excellent results. For 2006, Midstream EBITDA (earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items) was $220 million, significantly exceeding the historical averages for these businesses before they were combined in the December 2005 acquisition. The fourth quarter is typically the strongest quarter in the NGL business, and this year was no exception, as the Midstream delivered $74 million of EBITDA in the fourth quarter alone. Cash flow from operations for 2006 was $184 million in 2006 and $61 million in the fourth quarter. All of these figures are significantly higher than the 2005 results, due mainly to the acquisition.

Having fully integrated the acquired Empress-based business with its pre-existing Redwater-based business, Provident now defines three distinct business lines within the expanded Midstream business unit. These are Empress East, which generated approximately 52 percent of the total Midstream operating margin in 2006, Redwater West, which generated approximately 27 percent of the total, and Commercial Services, responsible for approximately 21 percent.

The Empress East business line includes Provident’s substantial ownership of straddle plant capacity at Empress, Alberta, pipeline access to ship NGLs to central Canada, and fractionation and distribution capacity in Sarnia. The Empress East business processes natural gas, purchasing and extracting the NGLs at the Empress straddle plants and selling the specification products into markets in Ontario, Quebec and the Eastern United States. Ethane is sold on a fixed margin basis to petrochemical companies under long-term contracts. Income from the other NGL products (propane, butane and condensate) is primarily driven by the price relationship between the feedstock natural gas and NGL product prices, which are closely linked to crude oil prices. The higher the ratio between crude oil prices and natural gas prices (known as the “frac spread ratio”), the better this business line will perform. The gross margin generated by Empress East in 2006 was $133.7 million.

The key asset in the Redwater West business line is the Redwater fractionation facility near Edmonton, Alberta. Other assets include partial ownership of the Younger NGL extraction plant in Northeast British Columbia and a proprietary NGL pipeline system in Northwest Alberta. The Redwater West business buys NGL mix from various producers and transports it to Redwater for fractionation. The specification products are then sold to markets in Western Canada and the Western United States. Additional income includes the long term NGL purchase agreement from Taylor Gas Liquids for its share of the production at the Younger plant. The gross margin generated by Redwater West was $69.5 million in 2006.

The Commercial Services business line is the most stable part of the Midstream business, generating income from fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. This business line also includes pipeline tariff income from Provident’s ownership in NGL pipelines. The gross margin generated by Commercial Services in 2006 was $52.8 million.

In 2006, Midstream expanded Commercial Services by completing a new condensate rail offloading facility at Redwater. A second phase of this facility will be completed early in 2007. The demand for condensate is growing along with the growth of the Alberta oil sands industry, as condensate is used to dilute bitumen for transportation in pipelines. The Redwater facility is well positioned to provide various niche services to oil sands operators.

Midstream capital expenditures in 2006 were $66 million. Only $3.5 million of that total was required for sustaining capital; the remainder was spent on growth projects.

Reserves

A combination of drilling and acquisition activity increased Provident’s reserves base again in 2006, as management continues to focus on building the long-term sustainability of the Trust. Consolidated proved producing reserves increased to 89.9 million boe at year-end 2006, up from 74.6 million boe in 2005. Total consolidated proved reserves increased to 117.8 million boe from 104.0 million boe over the same period, and proved plus probable reserves grew to 153.0 million boe from 133.8 million boe a year earlier. Internal development activities successfully replaced 62 percent of total production, which is consistent with Provident’s strategy of replacing reserves through a combination of internal development and acquisitions. Reserves are reported on a company share basis (see reserves disclosure for detail).

Provident’s upstream Reserve Life Index at the end of 2006 increased to 12.4 years, as the Rainbow asset acquisition strengthened the reserve life of the Canadian production business. This data follows reserves reporting standards in NI 51-101. Provident also calculates a total “Economic Life Index” for the Trust, which takes into account the long-life Midstream assets. The year-end 2006 Economic Life Index increased to 18.3 years.

Provident’s oil and gas operating groups also had another year of solid capital efficiency performance in 2006. Provident’s consolidated 2006 finding, development and acquisition (FD&A) costs including revisions and provision for future development capital were $25.18 per boe for proved reserves and $22.04 per boe for proved plus probable reserves. On a three-year average, the FD&A costs for proved reserves were $15.15 per boe and $13.26 per boe for proved plus probable.

Government Taxation Announcement

As discussed in Provident’s third quarter press release, the Canadian government made an unexpected announcement on October 31, 2006, stating its intention to introduce a substantial new 31.5 percent tax on income trust distributions beginning in 2011. This announcement caused a severe negative market reaction early in November. The government remains committed to this course of action in spite of compelling evidence of the very positive impact that energy trusts in particular have on the Canadian energy industry, on the economy in general, and on government tax revenues.

Since the original announcement, the government has also clarified the rules around the extent to which a trust is allowed to grow before 2011 without triggering immediate taxable status. A trust can double in size before 2011, and trusts can merge without penalty. This is positive, suggesting that Provident’s near term business plan and growth objectives will not be impacted by the taxation announcement.

Provident remains active in the efforts to try to convince the government to modify its proposal or to exempt energy trusts. Unitholders are encouraged to contact the government to voice opposition to this proposal. Contact details and other information are available on Provident’s website.

As well as working with government, management is also actively engaged in strategic planning to determine the best course of action for Provident under the proposed new tax regime. With diverse businesses and a history of innovation, the Trust is well positioned to identify creative solutions. While it will take time to fully examine all options, management remains committed to making Provident a premier energy income and growth investment.

Outlook

With a $170 million capital budget, Provident is expecting another active year in 2007. Weakening commodity prices early in the year impacted cash flow, although management is taking advantage of the stronger forward commodity prices to add some additional hedging to protect a floor level of EBITDA in each of the business units.

In the Canadian Oil and Gas Production business (COGP), Provident intends to spend $72 million across its six operating areas in 2007. Over half of that capital will be deployed on the recently-acquired assets in Northwest Alberta and the organic shallow gas play in Southwest Saskatchewan. The planned divestiture of heavy oil assets in Lloydminster that was mentioned in the third quarter press release did not take place. Provident did not receive bids of sufficient value to warrant a transaction, reflecting the uncertainty in the marketplace late in the year caused by the government taxation announcement.

Provident expects COGP production to average 22,000 to 24,000 boed in 2007. Operating costs should stay reasonably consistent with 2006 levels. In 2007, COGP will continue to focus on strengthening internal operating capability, and specifically on applying the shallow gas knowledge gained in Southwest Saskatchewan to the new natural gas assets in Northwest Alberta.

In the U.S. Oil and Gas Production business (USOGP), Provident plans to spend $53 million in 2007, a significant portion of which will be used for Orcutt and other growth opportunities. BreitBurn Energy Partners (BBEP) will continue to pursue acquisition opportunities that fit its successful business model, such as the Permian Basin acquisition that was completed early in 2007. Production is expected to average 8,000 to 8,500 boed in 2007, which includes both BBEP and the pre-existing business. These numbers assume initial production from the Orcutt heavy oil project late in 2007. Operating costs are expected to stay fairly consistent with 2006 levels, as weaker commodity prices have not yet translated into lower costs in that business.

In the Midstream, Provident plans to spend $42 million in capital expenditures in 2007, of which only $6 million is required for maintenance capital. The remainder is planned for growth projects including further expansion of the condensate rail offloading terminal and new storage caverns at Redwater.

2007 Midstream EBITDA will depend on the business environment. Thus far in the first quarter, frac spreads have weakened from their 2006 highs, and lower commodity prices have reduced product margins in absolute terms. However, propane demand has been strong in Eastern North America, effectively drawing down Provident’s substantial winter propane inventories.

The remaining $3 million in capital is intended for corporate purposes. In addition, the Trust will incur one-time net expenditures of approximately $23 million in 2007 and 2008 related to a move of the Calgary head office into a new building. These expenditures will be amortized over the 14 year term of the lease. As a result of Provident’s growth, employees are currently housed in two buildings, both of which are full to capacity. The planned 2008 move into Livingston Place, an office complex currently under construction, will accommodate growth and improve efficiency by consolidating all employees into a single location.

With respect to corporate priorities for 2007, Provident management will continue to develop strategy in response to the government taxation announcement in 2007, as well as evaluate acquisition opportunities that may arise as the energy trust sector adjusts to the planned tax changes. As always, Provident’s primary focus is on delivering long-term value and sustainability for unitholders. In 2006, the Trust delivered a total return for investors of 13.8 percent, which was among the very best of the energy trusts in a challenging year.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

Provident’s audited financial statements for the year ended December 31, 2006, annual and fourth quarter MD&A, and complete reserves information were filed today on the System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), and can also be found on Provident’s website, at www.providentenergy.com, under the heading “investors.”

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities. Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

Consolidated financial highlights

	Three months ended December 31,			Year ended December 31,
Consolidated
($ 000s except per unit data)	2006	2005	% Change	2006	2005	% Change

Revenue (net of royalties and financial derivative instruments)	$548,086	$442,687	24	$2,187,253	$1,360,274	61

Cash flow from COGP operations (1)	$48,574	$51,992	(7)	$185,328	$185,129	-
Cash flow from USOGP operations (1)	13,573	16,014	(15)	62,970	59,821	5
Cash flow from midstream services and marketing (1)	60,532	28,292	114	184,366	66,238	178
Total cash flow from operations (1)	$122,679	$96,298	27	$432,664	$311,188	39
Per weighted average unit – basic (2)	$0.58	$0.57	2	$2.20	$1.95	13
Per weighted average unit – diluted (3)	$0.58	$0.51	14	$2.20	$1.95	13
Declared distributions to unitholders	$75,573	$62,646	21	$283,465	$230,714	23
Per unit (2)	$0.36	$0.36	-	$1.44	$1.44	-
Percent of cash flow from operations paid out as declared distributions	62%	65%	(5)	66%	74%	(12)
Net (loss) income	$(25,501)	$54,501	-	$140,920	$96,926	45
Per weighted average unit – basic (2)	$(0.12)	$0.32	-	$0.72	$0.61	18
Per weighted average unit – diluted (3)	$(0.12)	$0.32	-	$0.72	$0.61	18
Capital expenditures	$60,911	$51,011	19	$190,433	$156,499	22
Midstream NGL acquisition	$(1,264)	$772,303	-	$1,036	$772,303	(100)
Nautilus acquisition	$-	$-	-	$-	$91,420	(100)
Property acquisitions	$8,649	$1,266	583	$480,357	$586	81,872
Property dispositions	$(29)	$461	-	$(1,268)	$45,100	-
Weighted average trust units outstanding (000s)
- Basic(2)	209,826	169,609	24	196,627	159,316	23
- Diluted(3)	210,113	188,036	12	196,914	159,686	23

Consolidated	As at December 31,
($ 000s)	2006	2005	% Change
Capitalization
Long-term debt	$988,785	$884,604	12
Unitholders’ equity	$1,542,974	$1,404,826	10
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Excludes exchangeable shares.
(3) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

Operational highlights

	Three months ended December 31,			Year Ended December 31,
Consolidated
	2006	2005	% Change	2006	2005	% Change

Oil and Gas Production
Daily production
Light/medium crude oil (bpd)	13,899	14,051	(1)	14,114	14,979	(6)
Heavy oil (bpd)	1,838	3,195	(42)	2,057	4,358	(53)
Natural gas liquids (bpd)	1,345	1,653	(19)	1,419	1,596	(11)
Natural gas (mcfd)	100,029	73,363	36	84,891	77,095	10
Oil equivalent (boed)(1)	33,753	31,126	8	31,739	33,782	(6)
Average selling price (before realized f inancial derivative instruments)
Light/medium crude oil ($/bbl)	$54.59	$55.31	(1)	$60.32	$54.69	10
Heavy oil ($/bbl)	$25.82	$28.62	(10)	$36.80	$31.33	17
Corporate oil blend ($/bbl)	$51.23	$50.36	2	$57.33	$49.43	16
Natural gas liquids ($/bbl)	$47.49	$49.44	(4)	$51.98	$49.09	6
Natural gas ($/mcf)	$6.71	$11.44	(41)	$6.66	$8.43	(21)
Oil equivalent ($/boe)(1)	$45.65	$57.50	(21)	$49.35	$49.86	(1)
Field netback (before realized financial derivative instruments) ($/boe)	$23.96	$34.63	(31)	$27.93	$29.97	(7)
Field netback (including realized financial derivative instruments) ($/boe)	$25.58	$28.33	(10)	$28.09	$24.73	14

Midstream services and marketing
Managed NGL volumes (bpd)	145,732	77,100	89	153,020	64,740	136
EBITDA (000s)(2)	$74,422	$29,566	152	$219,631	$70,689	211
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.